March 17, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Augustin and Jane Park Tracey Houser and Li Xiao Division of Corporate Finance Office of Industrial Applications and Services

Re:	GenEmbryomics Limited Draft Registration Statement on Form F-1 Filed February 20, 2025 File No. 333-285074

Ladies and Gentlemen:

GenEmbryomics Limited, an Australian company (the “Company” or “we”), has today submitted to the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”), a public amendment (the “Amendment”) to its Registration Statement on Form F-1 filed on February 20, 2025 (the “Registration Statement”).

We are writing to respond to the comments of the staff of the Commission (the “Staff”) raised in your letter to the Company dated March 10, 2025. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement filed on February 20, 2025. References to page numbers in our responses are to page numbers in the amended Registration Statement or the Prospectus that forms a part thereof. Capitalized terms defined in the Registration Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form F-1 filed February 20, 2025

Prospectus Summary, page 8

1.

We refer to your disclosure on page 9 that the Memorandum of Understanding that you entered into with Progenesis on March 18, 2024 will remain in effect for a period of 12 months from the date of execution and that you intend to seek alternative laboratory and sample processing service providers if you are unable to finalize a nonbinding Heads of Agreement or a binding commercial agreement prior to the expiration of the Memorandum of Understanding. Please revise your disclosure here and elsewhere in the registration statement to clarify the status of your potential collaboration with Progenesis.

RESPONSE: We have entered into a replacement Memorandum of Understanding with Progenesis on March 10, 2025 on substantially the same terms and with effect for a period of 12 months. We have revised our disclosures on pages 9, 12, 50, 57, 60, 65, 68 and 101 regarding the MoU and have made corresponding changes for the defined terms "2024 MoU" and/or "2025 MoU" on pages 13, 16, and 25. A copy of the 2025 MoU has been filed as an exhibit to the Amendment.

Securities and Exchange Commission

March 17, 2025

2.

We note your disclosure on page 10 of the Sale and Purchase Agreement of License Rights that you entered into on December 18, 2024 related to the GenVue genome browser analysis. Please revise your disclosure here and throughout the registration statement to clarify, if true, that the licensed technology pursuant to the Sale and Purchase Agreement does not include any patents, patent applications, or other intellectual property rights to date.

RESPONSE: We have revised our disclosures on pages 10 and 71 to specify that no patents, patent applications, trademarks, trademark applications, registered copyright or copyright applications are included in the licensed technology nor in the acquired development work, customizations and implementations.

Capitalization and Indebtedness, Page 47

3.

Please address the following regarding your tabular presentation:

• Revise the second column with the label, Pro Forma, to represent the summation of the historical amounts presented in the first column with the adjustments described above in notes (i) through (vi).

• Expand your disclosures for notes (iv) through (vi) to clearly state that the adjustments to the historical amounts is (iv) to accrue for the additional $666,666.65 cash payment to be made to settle the promissory notes; (v) to accrue for the $627,000 penalty fee to settle the promissory notes early; and (vi) to accrue for the additional $68,119 of interest expense incurred subsequent to June 30, 2024.

• Expand your disclosures for note (viii) to disclose the specific number of ordinary shares that will be issued to the promissory noteholders.

RESPONSE:  We have revised our disclosures in the tabular presentation on page 47. A hypothetical closing date for the offering of February 28, 2025 has been used to calculate the interest, Penalty Amount and the Ordinary Shares that will be issued to Noteholders immediately prior to the closing of the offering.

Securities and Exchange Commission

March 17, 2025

Key Relationships, page 65

4.

We refer to your disclosure relating to the license agreement entered into with Illumina. We note that the Illumina license agreement has a term of one year, which would appear to terminate in April 2025. Please clarify whether this agreement may be renewed at the end of this term, and if so, whether you intend to renew this agreement with Illumina.

RESPONSE: We have revised our disclosure on page 66 regarding the renewal of the Illumina agreement and our intention to proceed with the renewal.

Exhibits

5.	Please refile all exhibits in text-searchable format. See Item 301 of Regulation S-T.

RESPONSE: We have filed text searchable versions of all exhibits.

6.

We refer to Exhibit 10.8 relating to the consulting services agreement that you entered into with Acclime Corporate Services Australia Pty Ltd. Please revise your disclosure to describe the material terms of this agreement, where appropriate.

RESPONSE: We have disclosed material terms of our Consulting Services Agreement with Acclime Corporate Services Australia Pty Ltd and the subsequent deed of amendment to that agreement on page 81. A copy of the deed of amendment has been filed as an exhibit to the Amendment. We have also filed a copy of the Compliancy Group Inc. contract as an exhibit to the Amendment.

Securities and Exchange Commission

March 17, 2025

*     *     *

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in its submissions and later filings of the Registration Statement, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely, /s/ Nicholas Murphy Nicholas Murphy Chief Executive Officer and Managing Director

cc:	Paul Viney Alison Newman Esq. Sarah Hewitt Esq.